UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FISCHER-WATT GOLD COMPANY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337730 10 5
(CUSIP Number)

James M. Seed 42 Ladd Street East Greenwich, R.I. 02818 (401) 884-4426
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

March 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 337730 10 5	Page 2 of 9

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only) James M. Seed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,210,600 (1)
	8	SHARED VOTING POWER 25,106,000 (2)
	9	SOLE DISPOSITIVE POWER 3,210,600 (1)
	10	SHARED DISPOSITIVE POWER 25,106,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,316,600 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Includes 1,105,700 shares beneficially owned, 1,800,000 shares underlying outstanding stock options issued to Mr. Seed which are exercisable within 60 days, and 304,900 shares owned by the Fred M. Seed JMS Children's Trust.

(2)  Includes (i) 18,390,200 shares owned by the James M. Seed Trust, (ii) 715,800 shares owned by the Fred M. Seed Foundation, and (iii) 6,000,000 shares underlying outstanding stock options issued to The Astra Ventures,  Inc., which are exercisable within 60 days, all of which shares Mr. Seed may be deemed to have beneficial ownership.

(3)  Percentage calculated on the basis of 146,862,125 shares of the Issuer's common stock issued and outstanding which includes: (1) 139,062,125 shares  of common stock issued and outstanding as of the date hereof; (2) 1,800,000 stock options issued to Mr. Seed which are immediately exercisable for shares of Common Stock, and (3) 6,000,000 shares of stock options issued  to The Astra Venture, Inc. which are immediately exercisable for shares of  Common Stock.

CUSIP No. 337730 10 5	Page 3 of 9

1

NAME OF REPORTING PERSON.

I.R.S. Identification Nos. of Above Persons (entities only)

James M. Seed Trust, Michael McMahon and Richard M.C. Glenn, III, Co-Trustees

I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

41-6029622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,390,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,390,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,390,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 (1)  Percentage calculated on the basis of 139,062,125 shares of the Issuer's common stock issued and outstanding as of the date hereof.

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ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share, ("Common Stock") of Fischer-Watt Gold Company, Inc., a corporation organized under the laws of the state of Nevada (the "Issuer"). The Issuer's principal executive offices are located at 2186 S. Holly Street, Suite 104, Denver, CO 80222.

ITEM 2.	IDENTITY AND BACKGROUND

Information as to the person filing this Schedule 13D is as follows:

(a)   Reporting Person:  James Michael Seed.

Reporting Person: James Michael Seed Trust. Michael McMahon and Richard M.C. Glenn, III, Esq., Co-Trustees.

(b) and (c) Reporting Person: James Michael Seed. Mr. Seed resides at 42 Ladd Street, East Greenwich, R.I. 02818. The Reporting Person has been a director of the Issuer since June 1, 1996. He served as Chairman of the Board of Directors until August 4, 2005. Since 1979, he has been the Chairman, President and Owner of The Astra Ventures Inc. and The Astra Projects Inc., both privately owned land development companies. From November 1979 to May 1989, he was the President and Owner of Buffington Box Company. From February 1971 to November 1979, Mr. Seed was with Fleet Financial Group, spending his last two years there as Treasurer of the corporation. Mr. Seed was a Commissioner of the Rhode Island Investment Commission and was a Trustee of The Galaxy Funds, an $8.4 billion family of 33 mutual funds. He was a Trustee of Brown University from 1984 to 1990.

Reporting Person: James Michael Seed Trust. The Reporting Person is a trust organized under the laws of the State of Michigan. The business address of each of Michael McMahon and Richard M.C. Glenn, III, Esq., Co-Trustees of the James Michael Seed Trust, is 50 South Main Street, Providence, RI 02903.

(d) and (e) The Reporting Persons have not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  James Seed is a citizen of the United States.  The James Michael Seed Trust was created in Minnesota.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 14, 2012, the Reporting Persons’ percentage ownership in the Issuer decreased due to the closing of the Stock Purchase Agreement with New Fork Uranium Corporation (as defined and described in Item 4 below).

CUSIP No. 337730 10 5	Page 5 of 9

ITEM 4.	PURPOSE OF TRANSACTION

On March 14, 2012, the Issuer and the Shareholders of New Fork Uranium Corporation, a Wyoming corporation (“New Fork”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) whereby the shareholders of New Fork sold all of the issued and outstanding shares of New Fork to the Issuer in exchange for the issuance to the shareholders of an aggregate of 50,000,000 shares of common stock, $.001 par value, of the Issuer.  The Issuer filed a Report on Form 8-K with the Securities and Exchange Commission on March 20, 2012 reporting the Stock Purchase Agreement transaction, which filing included the Stock Purchase Agreement as Exhibit 10.1 to the Form 8-K.

The 50,000,000 shares of common stock of the Company issued pursuant to the Stock Purchase Agreement were issued pro rata to all of the shareholders of New Fork on the basis of 0.877192983 share of the Company’s common stock for each outstanding New Fork share of common stock issued and outstanding on the effective date of the Stock Purchase Agreement.

As a result of the closing of the Stock Purchase Agreement, the Reporting Persons’ percentage ownership of shares of the Issuer decreased to 19.3 for James M. Seed and to 13.2% for the James M. Seed Trust.

Except as otherwise disclosed herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  any extraordinary corporate transaction, such as a merger, reorganization   or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 337730 10 5	Page 6 of 9

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) The following table sets forth the beneficial ownership of the Common Stock of the Issuer of the persons filing this statement as of the date of this statement:

Reporting Person	Deemed to Have Sole Power to Vote or to Direct Vote	Deemed to Have Shared Power to Vote or Direct Vote	Deemed to Have Sole Power to Dispose or Direct Disposition	Deemed to Have Shared Power to Dispose or Direct Disposition	Percent of Class
James M. Seed	3,210,600 (1) (4)	25,106,000 (2)(3)(4)	3,210,600 (1)(4)	25,106,000 (3)(4)	19.3%
Michael McMahon and Richard M.C. Glenn, III, Esq., Co-Trustees, James Michael Seed Trust	18,390,200 (3)	-0-	18,390,200 (3)	-0-	13.2%

__________________

(1)  Includes 1,105,700 shares beneficially owned, 1,800,000 shares of Common Stock underlying outstanding stock options issued to Mr. Seed which are exercisable within 60 days, and 304,900 shares of the Common Stock owned directly by the Fred M. Seed JMS Children's Trust, of which James Michael Seed is the sole trustee.

(2)  Includes 715,800 shares of Common Stock owned directly by the Fred M. Seed Foundation, of which James Michael Seed is a director and officer, as well as 6,000,000 shares of Common Stock underlying outstanding stock options that are exercisable in the next 60 days which are owned directly by The Astra Ventures, Inc., an entity owned and controlled by James Michael Seed.

(3)  Includes 18,390,200 shares of Common Stock owned directly by the James Michael Seed Trust, of which James Michael Seed is the sole beneficiary.

(4)  In accordance with Rule 13d-3 of the Securities Exchange Act, the beneficially owned shares and the shares deemed outstanding include 1,800,000 stock options issued to Mr. Seed which are immediately exercisable for shares of Common Stock, and 6,000,000 shares of stock options issued to The Astra Venture, Inc. which are immediately exercisable for shares of  Common Stock

(c)  The Reporting Person, James M. Seed, has received shares of the Common Stock of the Issuer in the following transactions during the past 60 days:

CUSIP No. 337730 10 5	Page 7 of 9

Date	Type of Transaction	Number of Shares	Price Per Share Underlying Each Stock Option
3/19/2012	Issuance of Stock Options by Issuer	500,000	$0.06

(d)

In addition to the Reporting Persons, the following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which this Schedule 13D relates:

(i)  The trust agreement relating to the Fred M. Seed JMS Children's Trust, the sole trustee of which is James Michael Seed, provides for the distribution of certain amounts of trust income and principal to the six grandchildren of Fred M. Seed, James Michael Seed's father. As the Fred M. Seed JMS Children's Trust does not own more than five percent of the Common Stock, none of the beneficiaries' interests relate to more than five percent of the Common Stock.

(ii) In addition to James Michael Seed, an officer and director of the Fred M. Seed Foundation is Mr. Seed's brother, John C. Seed. As the Fred M. Seed Foundation does not own more than five percent of the Common Stock, none of the directors' and officers' interests relate to more than five percent of the Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Joint Reporting Agreement filed as Exhibit 1 hereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2012	/s/ James M. Seed
James M. Seed

CUSIP No. 337730 10 5	Page 9 of 9

EXHIBIT 1

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with the other party as follows:

1.

Such party is eligible to file statements on Schedule 13D and beneficial ownership filings pursuant to Section 16(a) under the Securities Exchange Act of 1934, as amended, pertaining to the Common Stock, $0.001 Par Value, of Fischer-Watt Gold Company, Inc. (the "Company").

2.

Such party is responsible for timely filing of such Schedule 13D and beneficial ownership statements and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that such party is not responsible for the completeness or accuracy of the information concerning the other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument; provided that all of such counterparts taken together shall constitute but one agreement.

/s/ James Michael Seed	JAMES MICHAEL SEED TRUST /s/ Michael McMahon
James Seed	Michael McMahon, Co-Trustee
Date: May 5, 2009	Date: May 5, 2009

/s/Richard M.C. Glenn, III
Richard M.C. Glenn, III, Co-Trustee